July 3, 2019

Mondher Mahjoubi
Chief Executive Officer
Innate Pharma S.A.
117 Avenue de LuminyBP 30191
13009 Marseille, France

       Re: Innate Pharma S.A.
           Draft Registration Statement on Form F-1
           Submitted June 10, 2019
           CIK No. 0001598599

Dear Dr. Mahjoubi:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Overview, page 1

1. We note your statement that you "may be eligible to receive an aggregate of approximately $5.5 billion in future contingent payments from existing collaboration agreements and potential license agreements." Please revise to disclose any material assumptions factored into this estimated future payment.
2. Please revise the chart on page 2 so that the text within the various columns is legible. We note similar legibility concerns with other graphic images throughout the prospectus and ask that you improve their legibility.
 Mondher Mahjoubi
FirstName LastNameMondher Mahjoubi
Innate Pharma S.A.
Comapany NameInnate Pharma S.A.
July 3, 2019
July 3, 2019 Page 2
Page 2
FirstName LastName
Implications of Being an Emerging Growth Company, page 7

3. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 74

4. We note that the net proceeds will be used to fund the clinical development of a number of your product candidates. Please revise your disclosure to specify how far in the clinical development you expect to reach with the net proceeds for each of the identified product candidates.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 101

5. Please disclose the aggregate amount of milestone obligations that have been excluded from the table and the general description of the triggering events. Business, page 109

6. We note that throughout this section you use the phrase "potentially first-in-class" to describe certain of your product candidates that are still in clinical development. Please tell us the basis for your belief that these product candidates will be first-in-class or, alternatively, please revise these descriptions for non-FDA approved drugs.
7. Please add a section summarizing the history and development of your company. In doing so, please discuss any important events in the development of your business. Please refer to Item 4.a of Form F-1 and Item 4.A.4 of Form 20-F. If you do not believe such information would be material to an understanding of the general development of your business, please tell us why. In this regard, we note your statements on pages 1 and 4, respectively, that "[w]e have a 20-year history of research and development in immuno-
         oncology" and "[o]ur rich heritage and leadership in the field of innate immunity," as well as other similar statements throughout the prospectus.
Collaboration and licensing agreement with Sanofi, page 146

8. We note that pursuant to the agreement you may be entitled to royalties on net sales.
         Similar to how you have quantified other royalty payments, please disclose a range for the agreement that does not exceed ten percent.
 Mondher Mahjoubi
FirstName LastNameMondher Mahjoubi
Innate Pharma S.A.
Comapany NameInnate Pharma S.A.
July 3, 2019
July 3, 2019 Page 3
Page 3
FirstName LastName
Notes to the Consolidated Financial Statements
2) Accounting Policies
g) Intangible assets, page F-22

9. Please tell us how your policy to amortize licensed rights after obtaining marketing approval or after entering in an out-license collaboration agreement with a third-party complies with paragraph 97 of IAS 38 in which intangible assets are required to be amortized when it is available for use.
6) Intangible assets
Monalizumab rights under the 2014 Monalizumab (NKG2A) Novo Nordisk agreement, page F-
35

10. We note that you amortize Monalizumab rights over the anticipated residual duration of the Phase II trials. Please tell us how AstraZeneca's exercise of the 2015 Option affected the amortization period. Provide an analysis to support why it did or did not affect the amortization period. Tell us what period you are amortizing the 13.1 million payment in
         October 2018 over.
Anti-CD39 Rights Acquired from Orega Biotech, page F-35

11. Please disclose the amount of payments recognized for Anti-CD39 recorded in the financial statements. In addition, quantify the potential obligations remaining under the
         Orega Biotech licensing agreement and the description of events that would trigger those payments.
13) Revenue and Government Financing for Research Expenditures
a) Revenue Recognition Related to Monalizumab AstraZeneca Agreements and Amendments, page F-52

12. We note that some costs incurred under the AstraZeneca sublicense are included in revenues, while others are in research and development expenses. Please tell us your basis for determining their classification. Cite the relevant accounting guidance to support your classification.
b) Revenue Recognition Related to IPH5201 AstraZeneca Collaboration and Option Agreement, page F-53

13. Please clarify whether the research and development cost reimbursements are limited to certain activities in preclinical studies or whether you are also reimbursed for activities in the Phase I trial. In addition, clarify the period through which the revenues are recognized. In this regard, we note that you may be recognizing revenues through preclinical studies while obligated to provide research and development services also in
         Phase I clinical trial.
 Mondher Mahjoubi
Innate Pharma S.A.
July 3, 2019
Page 4
14. Please explain to us the basis for this statement "The Company considered that the upfront payment is a variable consideration."
Item 8. Exhibits and Financial Statement Schedules, page II-3

15. Please identify the exhibits as to which you expect to omit certain portions because you believe they are not material and would likely cause you competitive harm if disclosed
General

16. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.
       You may contact Keira Nakada at 202-551-3659 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameMondher Mahjoubi                            Sincerely,
Comapany NameInnate Pharma S.A.
                                                              Division of
Corporation Finance
July 3, 2019 Page 4                                           Office of
Healthcare & Insurance
FirstName LastName